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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Neurobiological Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
64124W106
(CUSIP Number)
Michael Colvin, Highlad Capital Managment, L.P.
13455 Noel Road, Suite 800, Dallas, TX 75240, 972-628-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
1/09/2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons Who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	64124W106

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Highland Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		4,737,479.00

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,737,479.00

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,737,479.00

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA
Instructions for Cover Page
(1) Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself — including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “ SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].
(3) The 3rd row is for SEC internal use; please leave blank.

CUSIP No.	64124W106

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). James D. Dondero

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		4,737,479.00

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,737,479.00

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,737,479.00

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC
Instructions for Cover Page
(1) Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself — including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].
(3) The 3rd row is for SEC internal use; please leave blank.

CUSIP No.	64124W106

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Strand Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		4,737,479.00

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,737,479.00

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,737,479.00

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO/HC
Instructions for Cover Page
(1) Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself — including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3) The 3rd row is for SEC internal use; please leave blank.

Item 1. Security and Issuer:
     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Neurobiological Technologies, Inc. a Delaware corporation (the “Issuer ”). The principal executive offices of the Issuer are located at 2000 Powell Street, Suite 800, Emeryville, California 94608.
Item 2(a) Name of Person Filing:
     This statement is filed by and on behalf of: (i) Highland Capital Management, L.P. (“ Highland Capital ”); (ii) Strand Advisors, Inc. (“ Strand ”); and (iii) James D. Dondero (“ Dondero ”).
     Highland Capital principally serves as an investment adviser and/or manager to other persons; Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of other persons. Strand serves as the general partner of Highland Capital; Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Highland Capital. Dondero is the President and a director of Strand; Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Strand.
     Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Item 2(b) Residence or Business address:
     The address of the principal business office of each of the reporting persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
Item 2(c) Principal Business or Occupation:
     See Item 4 of each cover page for the respective reporting persons.
Item 2(d) Criminal Proceedings:
     During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the person controlling the Reporting Persons, or the directors or executive officers of Strand or Highland Capital, was a party to a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
Item 2(e) Civil Proceedings:
     During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the person controlling the Reporting Persons, or the directors or executive officers of Strand or Highland Capital, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
Item 2(f) Citizenship:
     The citizenship of Dondero is the United States, Highland Capital and Strand are Delaware Entities.
Item 3. Source and Amount of Funds or Other Consideration:
     Not Applicable.
Item 4. Purpose of Transaction:
          On January 9, 2009, in the context of the failure of the clinical trial for Viprinex, the termination of the President and Chief Executive Officer, and various other concerns stated therein, Highland Capital delivered a letter to the Board requesting the expeditious wind down of the Issuer’s business. In the letter, Highland Capital expressed its belief that, due to the failure of the Viprinex program, the Issuer has no incremental value as an ongoing concern. Highland Capital expressed a strong belief that the only way to return value to the shareholders is through liquidation of the Issuer’s assets. The letter notes that the Issuer is seeking to hire a new CEO and President, and that such action shows an intention to continue operations. Highland Capital believes that the Board should immediately decide to liquidate the Issuer, and that hiring a new CEO and President is unnecessary if such action is to be taken.. Highland Capital expressly lists various assets, including cash, currently held by the Issuer which are all capable of near-term liquidation. Highland Capital asserts that it is the Issuer’s Board of Directors’

fiduciary duty to the public shareholders to liquidate these assets, wind down business, and return all proceeds to the public shareholders. Highland Capital expressed concern that the Board was considering “strategic options” to continue business which would result in the immediate degradation and eventual loss of all shareholder value.
Item 5. Interest in Securities of the Issuer:
     Highland Capital, Strand, and Dondero beneficially owns 4,737,479 shares of common stock of the Issuer (See, Exhibit 99.1 Joint Filer Agreement) which represents approximately 17.6% of the total number of outstanding shares of common stock as reported in the Issuers Annual Report on Form 10-K for the fiscal year ended June 30, 2008.
     Highland Capital principally serves as an investment adviser and/or manager to other persons; Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of other persons. Strand serves as the general partner of Highland Capital; Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Highland Capital. Dondero is the President and a director of Strand; Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Strand.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Materials to be filed as Exhibits
Exhibit 99.1 Joint Filing Agreement on behalf of the Reporting Persons.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 12, 2009

Highland Capital Management, L.P. By: Strand Advisors, Inc., its general partner
By:	/s/ James D. Dondero
James D. Dondero, President

Strand Advisors, Inc.
By:	/s/ James D. Dondero
James D. Dondero, President

James D. Dondero
/s/ James D. Dondero